Broadband
Great things...done simply.

Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower. 1-1-30, Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
TEL.+81-3-6765- FAX.+81-3-6765-
http://www.jcom.co.jp/

FORM OF TRANSMITTAL LETTER

Rule 12g3 2(b) File No. 82-34800

August 24, 2004

SUPPL

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3 2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame:

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the copy of the Notice of Convocation of Extraordinary General Meeting of Shareholders in English.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8204, fax: +81-3-6765-8091).

Dlw 8/26

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid air mail envelope and label.

Very truly yours,

Atsuko Omura
Vice President
Corporate Communications Department

議決権行使についての参考書類

1. 総株主の議決権の数 4,684,535 個

2. 議案及び参考事項

第 1 号議案 株主以外の者に対する特に有利な発行価額による新株式発行承認の件

(1) 特に有利な発行価額をもって新株を発行する理由

当社は、住友商事株式会社、Liberty Japan IV, Inc 及び Microsoft Holdings V, Inc に対し新株を発行することにより財務体質の強化を図ることは、当社の今後の事業展開にとって重要な意味を持っております。そこで三社と協議しました結果、平成 16 年度の当社の事業見通しを踏まえ、また米国における類似事業者の株価水準を考慮して、1 株当たり 65,000 円の発行価額にてお引受いただけることになりました。

(2) 提案の理由

当社としてはかかる発行価額は適正であり、合理性があると考えておりますが、当社のような非上場企業の場合、株式の評価にあたって、その評価基準の設定・評価方法によっては、株式の評価にばらつきが生じることから、上記発行価額での新株式発行は外見上特に有利な発行価額による新株式の発行とみられる余地もありえることに鑑み、今回の新株式発行（新株発行の概要は別紙をご参照ください。）に関して慎重を期し、疑義を残さないように、株主の皆様のご承認をお願いする次第であります。

(3) 株主総会での承認を求める新株式の発行要領は次のとおりであります。

新株式発行要領

①	新株式の種類及び数	普通株式 461,539 株	
②	最低発行価額	1 株につき 金 65,000 円	
③	割当先	住友商事株式会社	152,505 株
		Liberty Japan IV, Inc.	216,382 株
		Microsoft Holdings V, Inc	92,652 株

なお、本新株発行は、証券取引法上の届出の効力発生その他の商法上必要とされる手続の完了を条件とします。

（別紙）

新株発行の概要

1.	発行する新株の種類及び数		普通株式 461,539 株
2.	新株の発行価額		1 株につき 金 65,000 円
3.	発行価額の総額		金 30,000,035,000 円
4.	発行価額中資本に組入れない額		1 株につき 32,500 円
5.	申込期日		平成 16 年 8 月 5 日（木曜日）
6.	払込期日		平成 16 年 8 月 5 日（木曜日）
7.	配当起算日		平成 16 年 7 月 1 日
8.	割当先及び割当株式数	(1)	住友商事株式会社 普通株式 152,505 株
		(2)	Liberty Japan IV, Inc. 普通株式 216,382 株
		(3)	Microsoft Holdings V, Inc. 普通株式 92,652 株
9.	払込取扱銀行及びその取扱場所		（名　称）　三井住友銀行　東京営業部 （所在地）　東京都千代田区丸の内 1-3-2

10. 申込期日平成 16 年 8 月 5 日までに引受けのない株式の処分、その他新株発行に必要な事項は、今後の取締役会において決定する。

11. 本議案は、平成 16 年 7 月 26 日開催予定の臨時株主総会において、株主以外の者に対して特に有利な発行価額をもって新株を発行することの承認が得られること、その他の商法上必要とされる手続の完了及び証券取引法による届出の効力発生を条件とする。なお、これらの手続完了の時期により、取締役会決議により払込期日を変更することがある。

議 決 権 行 使 書

株式会社ジュピターテレコム　御中

議決権の数　＿＿＿＿＿＿個

私は、平成 16 年 7 月 26 日開催の株式会社ジュピターテレコム臨時株主総会の各議案につき、下記（賛否を○印で表示）のとおり議決権を行使いたします。継続会又は延会となった場合にも下記により議決権を行使いたします。

平成 16 年　月　日

株　主　　住所：

名称：

＿＿＿＿＿＿
ご捺印／ご署名

議　案	議案に対する賛否	
議　案	賛	否

（ご注意）議案につき賛否のご表示がない場合は、賛成の意思表示があったものとしてお取扱いいたします。

株式会社ジュピターテレコム

平成16年7月9日

株主各位

東京都港区芝大門1-1-30
株式会社ジュピターテレコム
代表取締役社長　森泉　知行

臨時株主総会招集のご通知

拝啓　益々ご清祥のこととお喜び申し上げます。

さて、弊社臨時株主総会を下記の通り開催致しますので、ご出席下さいますようご案内申し上げます。

なお、当日ご出席願えない場合は、書面により議決権の行使をすることができます。後記参考書類をご検討いただき、同封の議決権行使書に賛否のご表示を賜りご捺印又はご署名のうえ、株主総会開催の前日までに当社に到着するようご返送くださいますようお願い申し上げます。

敬具

記

1.　日　時：　平成16年7月26日（月）　午前9時30分

2.　場　所：　東京都港区芝大門一丁目1番30号　当社本店会議室

3.　会議の目的事項：

《決議事項》

議　案　株主以外の者に対する特に有利な発行価額による新株式発行承認の件

(1) 新株式の種類及び数	普通株式 461,539株	
(2) 最低発行価額	1株につき 金65,000円	
(3) 割当先	住友商事株式会社	152,505株
	Liberty Japan IV, Inc.	216,382株
	Microsoft Holdings V, Inc.	92,652株

以　上

◎お願い　当日ご出席の際は、お手数ながら同封の議決権行使書面を会場受付へご提出くださいますようお願い申し上げます。

(*translation*)

July 9, 2004

To All Shareholders

Tomoyuki Moriizumi
Representative Director and President
Jupiter Telecommunications Co., Ltd.
1-30, Shiba Daimon 1-chome,
Minato-ku, Tokyo

Notice of Convocation of Extraordinary General Meeting of Shareholders

We cordially invite you to attend the Extraordinary General Meeting of Shareholders, as scheduled below.

In the event you cannot attend, you may exercise your voting rights in writing. In such case, please review the attached reference materials, indicate "Yes" or "No" on the form of exercise of voting rights enclosed herewith, sign or affix your seal, and return the form to us no later than the day immediately preceding the date of the Extraordinary General Meeting of Shareholders set forth below.

Extraordinary General Meeting of Shareholders

1. Time and Date: Monday, July 26, 2004 at 9:30 a.m.

2. Place: Conference room at our head office, located at 1-30, Shiba Daimon 1-chome, Minato-ku, Tokyo

3. Agenda: **Matters for Resolution:**

Proposal: Approval of issuance of new shares at a specially favorable issue price other than through a pro rata allocation to all shareholders

(1) Type and Number of New Shares: 461, 539 shares of common stock
(2) Minimum Issue Price: ¥65,000 per share
(3) Purchasers of Shares: Sumitomo Corporation, 152,505 shares
Liberty Japan IV, Inc., 216,382 shares
Microsoft Holdings V, Inc., 92,652 shares

< End >

Note: If you will be attending in person, please bring and submit the form of exercise of voting rights enclosed herewith at the shareholders meeting.

(*translation*)

Exhibit

Summary of New Share Issuance

1.Type and Number of New Shares:		461, 539 shares of common stock
2. Issue Price:		¥ 65,000 per share
3. Total Issue Value:		¥30,000,035,000
4. Amount of Issue Price Not Added to Stated Capital:		¥32,500 per share
5. Subscription Date:		Thursday, August 5, 2004
6. Payment Date:		Thursday, August 5, 2004
7. Record Date for Payment of Dividends:		July 1, 2004
8. Purchasers and Numbers of Shares:	(1)	Sumitomo Corporation 152,505 shares of common stock
	(2)	Liberty Japan IV, Inc. 216,382 shares of common stock
	(3)	Microsoft Holdings V, Inc. 92,652 shares of common stock

9. Name and Address of Payment Handling Bank

(Name)	Sumitomo Mitsui Banking Corporation, Tokyo Operations Division,
(Address)	3-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo

10. The disposition of shares not subscribed to by August 5, 2004 and other matters to be resolved regarding the new share issuance shall be decided at a meeting of the board of directors to be held at a later date.

11. This proposal shall be subject to approval of the issuance of new shares at a specially favorable issue price other than through a pro rata allocation to all shareholders by the shareholders at an extraordinary general meeting of shareholders to be held on July 26, 2004, the completion of any procedures required under the Commercial Code and the effectiveness of any registrations required to be made under the Securities and Exchange Law. Depending on the timing of completion of these procedures, the payment date may be changed by a resolution of the board of directors.

(*translation*)

Reference Materials Regarding Exercise of Voting Rights

1. Total Number of Voting Rights of All Shareholders: 4,684,535

2. Proposal and Reference Information

First Proposal — Approval of issuance of new shares at a specially favorable issue price other than through a pro rata allocation to all shareholders

(1) Reason for issuance of new shares at a specially favorable issue price other than through a pro rata allocation to all shareholders

It is important for our future business growth that we strengthen our financial position through the issuance of new shares to Sumitomo Corporation, Liberty Japan IV, Inc. and Microsoft Holdings V, Inc. After discussion with these three companies, with reference to the fiscal year 2004 projected results and the share price of comparable companies in the United States, they have agreed to subscribe to the new shares at an issue price of ¥65,000 per share.

(2) Reason of the Proposal

We believe that the issue price is reasonable and fair; however, for non-public companies like us, the valuation of shares may be subject to fluctuation depending on the valuation methodology and conditions applied, and as such it may be possible that the issue price set forth above be construed as being made at a specially favorable price. Accordingly, in an abundance of caution and for the avoidance of doubt, we hereby seek your approval for such issue price.

(3) The details of the new share issuance to be resolved at the extraordinary general meeting of shareholders shall be as follows:

Summary of New Shares

(1) Type and Number of New Shares:	461, 539 shares of common stock
(2) Minimum Issue Price:	¥ 65,000 per share
(3) Purchasers of Shares:	Sumitomo Corporation,152,505 shares
	Liberty Japan IV, Inc., 216,382 shares
	Microsoft Holdings V, Inc., 92,652 shares

Provided, this new share issuance shall be subject to the effectiveness of any registrations required to be made under the Securities and Exchange Law and the completion of any procedures required under the Commercial Code.

(*translation*)

Form of Exercise of Voting Rights

To: Jupiter Telecommunications Co., Ltd.

Number of Voting Rights: ________

I hereby exercise my voting rights with respect to the proposal(s) to be resolved at an extraordinary general meeting of shareholders of Jupiter Telecommunications Co., Ltd. to be held on July 26, 2004 as follows (by circling Yes or No). In the event the shareholders meeting is continued or delayed, I will exercise my voting rights as indicated.

___________, 2004

Shareholder Address:
Name:

[*Seal or Signature*]

Proposal	Vote on Proposal	
Proposal	Yes	No

(Note): If neither Yes nor No are indicated, we shall treat such as an indication of yes.

Jupiter Telecommunications Co., Ltd.